June 7, 2006
Mr. Brad Skinner
Accounting Branch Chief
United States Security and Exchange Commission
Washington, D.C. 20549
Re: Black Box Corporation — Management’s Response to Comment Letter Dated May 3, 2006 (the “Comment Letter”)
Dear Mr. Skinner:
Management has reviewed the Securities and Exchange Commission’s (the “Commission”) comment letter dated May 3, 2006 regarding Black Box Corporation’s (the “Company”) Annual Report on Form 10-K for the Company’s fiscal year ended March 31, 2005, filed June 14, 2005, and the Company’s Current Report on Form 8-K, filed January 31, 2006. As indicated in the Company’s May 31, 2006, response filing, please find the response for Comment 7, from the Comment Letter referenced above.
Additionally, the Company acknowledges the following as it relates to the Comment Letter:
-	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

-	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-	The Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended March 31, 2005
Note: 18 Acquisitions, Page 59
7. STAFF COMMENT
     We have read your response to prior comment 8 and do not believe that you have fully responded. Please provide us with the amount allocated to the deferred revenue, describe the “arrangements or unperformed deliverables” that resulted in the balance and provide more specific detail regarding how your allocation complies with SFAS 141 and EITF 01-03. Provide individual paragraph references and explain, in detail, how your accounting complies with that guidance.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

June 7, 2006	Page 2
COMPANY RESPONSE
     The deferred revenue balance at the date of acquisition was comprised of pre-paid service and maintenance contractual obligations. Based on the guidance of SFAS 141 and EITF 01-03, the Company believes that the deferred revenue is accurately accounted for as a liability because it “represents a legal obligation assumed by the acquiring entity.”
     When determining the amounts to be allocated to the net assets and liabilities acquired, the amount allocated to deferred revenue was approximately $21 million, equal to the current book value at the date of acquisition. The Company believes that book value accurately reflected fair value and cites the following guidance from EITF 04-11 as a basis for its valuation:
     “As required by FAS 141 and Issue 01-3, the amount assigned to a legal obligation related to deferred revenue in a business combination should be based on its fair value at the date of acquisition. The fair value of deferred revenue in a business combination generally is not readily available and, accordingly, in practice, the fair value of an assumed liability (which must arise from a legal performance obligation) related to deferred revenue is estimated based on the direct cost of fulfilling the obligation plus a normal profit margin thereon. Also, in practice, the normal profit margin is limited to the profit margin on the costs to provide the product or service (that is, the fulfillment effort). That profit margin excludes any profit associated with the selling effort because the acquiree completed the selling effort before the acquisition date. That approach is consistent with the guidance contained in paragraph 75 of CON 7, which states, in part:
     ‘When using present value techniques to estimate the fair value of a liability, the objective is to estimate the value of the assets required currently to (a) settle the liability with the holder or (b) transfer the liability to an entity of comparable credit standing.’”
The Company determined the book value of deferred revenue by calculating the direct costs of fulfilling the obligations plus a normal profit margin thereon. The Company believes that the deferred revenue derived from maintenance and service contracts are readily determinable because the obligations are relatively short-term in duration (one year of less in most cases), do not require direct costs that are subject to a significant amount of fluctuation over the time period, and, if transferred to another entity, would most likely not require that any discounts or premiums be included.
The Company, along with its valuation specialists, believe that these types of obligations if valued through determination of the direct costs to fulfill the obligations, plus normal profit margins would result in a fair value roughly equivalent to the book value of the liability.
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746

June 7, 2006	Page 3
The company appreciates the Staff’s consideration in granting additional time to complete and file its responses. If the Staff would like to discuss this response further, please contact Tim Huffmyer, Corporate Controller at 724-873-6795 or myself at 724-873-6925.
Respectfully submitted,
/s/Michael McAndrew
Chief Financial Officer
CC: Mr. Fred C. Young
1000 Park Drive, Lawrence, PA 15055-1018 * (724) 746-5500 * Fax (724) 746-0746